UNITED STATES SECURITIES AND
                               EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                          At Track Communications Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    04648Y204
                                 (CUSIP Number)

                          June 21, 2001 13G STATEMENT
            (Date of Event which Requires Filing of this Statement)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  04648Y204                 13G                             Page 1 of 6
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1   NAMES OF REPORTING PERSONS I.R.S.
    IDENTIFICATION NOS. OF ABOVE PERSONS

    MacKay Shields LLC
    13-2631681
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
    Not Applicable                                                       (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware (United States)
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       11,249,035
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          Not Applicable
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             11,249,035
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       Not Applicable
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    Total: 11,249,035
--------------------------------------------------------------------------------
10  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    Not Applicable
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    23.41%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON

    IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT


                               Page 2 of 6 Pages

ITEM 1 (a)   Name of Issuer:

             @ Track Communications Inc.

       (b)   Address of Issuer's Principal Executive Offices:

             1155 Kas Drive
             Richardson, TX 75081

ITEM 2 (a)   Name of Person Filing:

             MacKay Shields LLC

       (b)   Address of Principal Business Office:

             9 West 57th Street
             New York, NY  10019

       (c)   Citizenship:

             United States

       (d)   Title of Class of Securities:

             Common Stock

       (e)   CUSIP Number:

             04648Y204

ITEM 3 If this statement is filed pursuant to Sections 240. 13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

       (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

       (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

       (c) |_| Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78C);

       (d) |_| Investment company registered under Section 8 of the Investment Company Act if 1940 (15 U.S.C. 80a-8);

       (e) |X| An investment adviser in accordance with Section 240.13d-1(b)(1)
               (ii)(E);

       (f) |_| An employee benefit plan or endowment fund in accordance with
               Section 240.13d-1(b)(1)(ii)(F);


                               Page 3 of 6 Pages

      (g) |_| A parent holding company or control person in accordance with
              Section 240.13d-1(b)(1)(ii)(G);

      (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) |_| A church plan that is excluded from the definition of an insurance company under Section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j) |_| Group, in accordance with section 240.13d-1 (b)(1)(ii)(J).

ITEM 4. Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      MacKay Shields LLC, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 11,249,035 shares or 23.41% of the Common Stock believed to be outstanding as a result of acting as investment adviser to various clients. The Mainstay High Yield Bond Fund, an investment company registered under the Investment Company Act of 1940, which is advised by MacKay Shields LLC, has a pecuniary interest in 5,784,123 shares or 12% of the Common Stock.

ITEM 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

      Not Applicable


                               Page 4 of 6 Pages

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

MacKay Shields LLC, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 11,249,035 shares or 23.41% of the Common Stock believed to be outstanding as a result of acting as investment adviser to various clients. Clients of MacKay Shields LLC have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities.

The Mainstay High Yield Bond Fund, an investment company registered under the Investment Company Act of 1940, which is advised by MacKay Shields LLC, has a pecuniary interest in 5,784,123 shares or 12% of the Common Stock.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

      Not Applicable


                               Page 5 of 6 Pages

ITEM 8. Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240. 13d-1( c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

        Not Applicable

ITEM 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

      Not Applicable

ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           June 21, 2001


Signature:      /s/ Russell A. Thompson

Name/Title:     Russell A. Thompson
                Chief Compliance Officer


                               Page 6 of 6 Pages